SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 21, 2002

Date of Earliest Event Reported: February 21, 2002

Probook, Inc.
(Exact Name of Registrant as Specified in its Charter)

(Former Name of Registrant)

California   33-0786687
(State of Organization)   (I.R.S. Employer Identification No.)

Commission File Number   000-31971

4051 Glencoe Ave., #8
Marina Del Rey, CA 90292
(Address of Principal Executive Offices)

Registrants Telephone Number (including area code)   (310) 577-6700

(Former Name and Address of Registrant)

ITEM 1.   CHANGES IN CONTROL OF REGISTRANT.

Resulting from the Board approval terminating License purchased as discussed in Item 2 of this report, management has knowledge of a change in control of the registrant back to that which existed prior to February 11,2002.

On February 21, 2002, the obligation to issue Common Shares of the company sufficient to control the registrant was terminated. Due to the failure of consideration given by Mr. Tornabene is described in Item 2 of this current report no common shares were issued. The percentage of voting securities of the registrant directly or indirectly controlled by Mr. Tornabene as of the date of this report is 0%.

The shareholders having beneficial ownership of more than 5% of the issued and outstanding shares of the company's common stock is as follows:

Title of Class	Beneficial Owner	Amount Owned	Percent of Class
Common Shares	Jeffrey Chattfield 13712 Sorbonne Ct. San Diego, CA 92128	202,513	10%
Common Shares	Edward Braken 14011 Ridge Ranch Rd. Valley Center, CA 92082	187,670	9.4%
Common Shares	Mary Writer 2682 Auralie Dr. Escondido, CA 92025	375,028	18.7%
Common Shares	Moon Lew 2122 Mason St San Francisco, CA 92026	366,000	18.3%
Common Shares	David Spoon 31250 Rivoli Road Valley Center, CA 92082	187,679	9.4%

The security ownership of the management as of the date of this report is as follows:

Title of Class	Beneficial Owner	Amount Owned	Percent of Class
Common Shares	Jeffrey Chatfield Director, Secretary Interim President, Treasurer	202,513	10%

ITEM 2.   ACQUISITION OR DISPOSITION OF ASSETS.

On February 21, 2002, our Board of Directors terminated the purchase of a License for the exclusive rights to a fitness product called the "AB Swing". The licensing Agreement was an exclusive agreement whereby Probook, Inc. was granted all rights in association with the development, marketing, and distribution of the "AbSwing^{TM}" (the "Product"); a patent pending abdominal exercise device with US Patent pending document # 10/041995, whose name has US trademark pending serial #76/320380.

The License was purchased for eight (8) million shares of ProBook Inc. Common Stock, at a par value of 0.001 cents per share, for a total value of $8,000 and included royalty provisions to the Licensor. The termination of the agreement by mutual ascent of the parties, created a failure of consideration relieving Probook, Inc. of its promise to issue 8,000,000 Shares of common stock to Mr. Tornabene.

The termination of the License agreement resulted from developments related to the status of the Trademark. It was agreed that until such time as the Trademark was approved and fully registered, development of this product by Probook, Inc. may present an unacceptable level of risk. These developments were unknown to the Probook, Inc. Board when it decided to purchase the license. The Licensor has agreed to assume all direct expenses, if any, related to the termination.

The Board continues to believe that products associated with Mr. Tornabene present a significant opportunity to Probook, Inc. and negotiations for the licensing of a more suitable product may continue.

ITEM 3.   BANKRUPTCY OR RECEIVERSHIP.
None

ITEM 4.   CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT.
None

ITEM 5.   OTHER EVENTS.

Effective February 21, 2002 the Board of Directors accepted the resignation of Dean Tornabene as the company's Chief Executive officer.

Effective February 21, 2002 the Board of Directors accepted the resignation of Laura Perryman as the company's President, and Treasurer.

Jeffrey Chatfield continues to serve in the position of Secretary and will act as Interim President and Treasurer.

ITEM 6.   RESIGNATION OF REGISTRANT'S DIRECTORS.

Probook Inc. has received and accepted the resignation of Dean Tornabene as a director of the company. This resignation is effective February 21, 2002.

The resignation is not the result of any disagreement with Probook Inc. on any matter relating to the operations, policies or practices of the company.

ITEM 7.   FINANCIAL STATEMENTS AND EXHIBITS.
                None.

ITEM 8.   CHANGE IN FISCAL YEAR.
                None.

ITEM 9.   SALE OF EQUITY SECURITIES PURSUANT TO REGULATION S.
                None.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be singed on its behalf by the undersigned hereunto duly authorized.

     Probook, Inc.

     /s/ Jeffrey Chatfield
     By: Jeffrey Chatfield
     Interim President

Date: February 21, 2002